Exhibit 3.1
CERTIFICATE OF AMENDMENT TO
RESTATED CERTIFICATE OF INCORPORATION
OF
LAM RESEARCH CORPORATION
Lam Research Corporation (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify that:
FIRST: That the first paragraph of Article FOURTH of the Restated Certificate of Incorporation is hereby amended to read in its entirety as follows:
“The total number of shares of all classes of stock which the Corporation shall have authority to issue is 4,005,000,000 shares, consisting of 4,000,000,000 shares of Common Stock, par value $.001 per share (the “Common Stock”), and 5,000,000 shares of Preferred Stock, par value $.001 per share (the “Preferred Stock”). At the Effective Time, each issued share of the Corporation’s Common Stock shall be subdivided into ten (10) validly issued, fully paid and non-assessable shares of Common Stock reflecting a ten (10) for one (1) stock split (the “Stock Split”). The Stock Split shall occur without any further action on the part of the Corporation or the holders of shares of Common Stock and whether or not certificates representing such holders’ shares prior to the Stock Split are surrendered for cancellation.”
SECOND: The said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
THIRD: This Certificate of Amendment shall become effective at 5:00 p.m., Eastern Time, on October 2, 2024 (the “Effective Time”).
IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed on this 1st day of October, 2024.

By:
/s/ Ava Harter
Ava Harter Senior Vice President, Secretary and Chief Legal Officer